Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Parallel Flight Technologies, Inc.
1120 Sylvia Way
Ben Lomond, CA 95005
https://parallel.aero

Up to $1,069,999.00 in Class A Common Stock at $1.40
Minimum Target Amount: $9,998.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Parallel Flight Technologies, Inc.
Address: 1120 Sylvia Way, Ben Lomond, CA 95005
State of Incorporation: DE
Date Incorporated: September 10, 2018

Terms:

Equity

Offering Minimum: $9,998.80 | 7,142 shares of Class A Common Stock
Offering Maximum: $1,069,999.00 | 764,285 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $1.40
Minimum Investment Amount (per investor): $294.00

Voting Proxy for shares sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

<u>Perks* and Investment Incentives</u>

Silicon ($500+)

Parallel Flight T-Shirt

Aluminum ($1,000+)

Parallel Flight T-Shirt

Spectacular Parallel Flight Baseball cap

Lithium ($2,000+)

Parallel Flight T-Shirt

Spectacular Parallel Flight Baseball cap

2% Bonus Shares

Carbon ($5,000+)

Parallel Flight T-Shirt

Spectacular Parallel Flight Baseball cap

5% Bonus Shares

Titanium ($10,000+)

Parallel Flight T-Shirt

Spectacular Parallel Flight Baseball cap

Invitation to our Beta Aircraft Unveil event and dinner with our executive team. Exclusive access to live flight demonstration!

10% Bonus Shares

Graphene ($25,000+)

Parallel Flight T-Shirt

Spectacular Parallel Flight Baseball cap

Invitation to our Beta Aircraft Unveil event and dinner with our executive team. Exclusive access to live flight demonstration!

You get to load the drone with an object of your choice at the flight demo! Please keep the object (no children or animals) 50lbs or less!

15% bonus shares

All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Parallel Flight Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1.40 / share, you will receive 110 Class A Common Stock shares, meaning you'll own 110 shares for $140. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Parallel designs heavy-lift, autonomous aircraft and based on our proprietary heavy-lift technology. Our aircraft and can lift more payload and fly for a longer duration than other competitive technologies! We are currently developing unmanned aircraft solutions for the wildland firefighter to drastically improve firefighter safety and effectiveness. Parallel is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting our technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility!

Our heavy-lift unmanned aircraft are programmed from a ground station, and the aircraft autonomously performs the mission. The aircraft can also be remote-controlled by a pilot. There are several uses for the drones that help firefighting crews control blazes and with search and rescue missions. Firefighting use-cases include delivering tools, supplies, food, and water to firefighting crews and performing unmanned controlled burns to create firebreaks. Because our technology greatly expands the flight-time and payload capability of multi-rotor drones, there are many use cases including agriculture, search-and-rescue, and logistics.

We aniticpate sale of beta level aircraft to first customers within a year of closing our seed round. Following beta deployment, we aniticipate first production aircraft in the field within 6 months. We plan on scaling up the technology in late 2021. See attached timeline document for more details.

All the founders have signed an Proprietary Information Agreement which states that "The Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, related to the Company's technology (collectively "Inventions")."

The plan is for the patent to be assigned to Parallel Flight Technologies. Joshua Resnick currently owns the patents. Joshua plans to assign the IP to Parallel Flight Technologies in October 2019.

Competitors and Industry

For heavy lift, some competitors are:

Griff Aviation - http://griffaviation.com/

x-Fold - http://www.xfoldrig.com/

For long duration:

Ballard - http://www.ballard.com/markets/uav

Top Flight - http://www.tflighttech.com/

Skyfront - https://skyfront.com/

Logistics:

Elroy Air - http://www.elroyair.com/

Volans-I - https://flyvoly.com/

Current Stage and Roadmap

We currently have a working prototype aircraft. We are receiving funding from a NASA SBIR to upgrade this aircraft for actual joint-exercise missions with customers. We anticipate having beta-level aircraft ready for deployment with customers in a year. Following this, we will begin production of our first product, and kick-off development of a larger version, capable of even heavier payloads.

The Team

Officers and Directors

Name: Joshua Resnick

Joshua Resnick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO

Dates of Service: September 10, 2018 - Present
Responsibilities: Highest executive authority and decision maker for the company, and president of the board. Salary is $90,984 plus $22,512 in health coverage benefits. No equity compensation.

- **Position:** President
  Dates of Service: August 10, 2018 - Present
  Responsibilities: President of the board

Other business experience in the past three years:

- **Employer:** Tesla
  Title: Lead EE on the Tesla Semi Truck Program
  Dates of Service: June 01, 2015 - January 03, 2019
  Responsibilities: Led the system architecture and low-voltage engineering efforts for the Semi Truck program, as well as working on many truck mechanical systems.

Name: David Adams

David Adams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Hardware
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Overseeing hardware development

- **Position:** Secretary
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Board meeting notes

Other business experience in the past three years:

- **Employer:** Verb Surgical
  Title: Sr. Systems Integration Engineer
  Dates of Service: November 01, 2017 - August 01, 2019
  Responsibilities: Integrating surgical robotics systems

Other business experience in the past three years:

- **Employer:** LAM Research
  Title: Product Engineer
  Dates of Service: May 01, 2012 - November 01, 2017
  Responsibilities: Coordination between multiple technical teams including

software developers, hardware designers, and process engineers on a semiconductor fabrication equipment development team.

Name: Robert Hulter

Robert Hulter's current primary role is with OLT Solar. Robert Hulter currently services 20 Hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Software
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Responsible for development of software for unmanned systems

- **Position:** Treasurer
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Accounting

Other business experience in the past three years:

- **Employer:** OLT Solar
  Title: Sr. Electrical Engineer
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Designing solar cell robotics cells

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aviation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to 1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may

never be used. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype parallel hybrid unmanned system. Delays or cost overruns in the development of our parallel hybrid unmanned system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying Class A Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Parallel Flight Technologies, Inc. was formed on 8/10/2018. Accordingly, the Company

has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Parallel Flight Technologies, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

Joshua Resnick has a pending patent application which has not yet been defended. This IP will be assigned to the company. Due to the value, competitors may misappropriate or violate the rights of the IP which will be assigned to the Company. The Company intends to continue to protect the intellectual property which will be assigned to it from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to the unregistered intellectual property which will be assigned to it.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the intellectual property which will be assigned to the company, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if the IP which will be assigned to the company is deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on IP which will be assigned to the company, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing the patent pending which will be assigned to the company outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce the IP which will be assigned to the company could have adverse consequences for the Company, including undermining the credibility of the intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce the trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Regulatory Risks
Unmanned aircraft are subject to federal regulations. As a new industry, commercial Unmanned Aircraft Systems are subject to a fluctuating regulatory framework. Changing regulations could either help or hinder the future sales of our products.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joshua Resnick	2,000,000	Class B Common Stock	84.4

The Company's Securities

The Company has authorized Simple Agreement for Future Equity, Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 764,285 of Class A Common Stock.

Simple Agreement for Future Equity

The security will convert into Safe preferred stock (equity financing event), common stock (liquidity event) and the terms of the Simple Agreement for Future Equity are outlined below:

Amount outstanding: $228,000.00
Maturity Date: January 01, 0001
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

-2-

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 3,700,000 outstanding.

Voting Rights

One vote per share of class A common stock. Investors in this offering are subject to voting proxy. See additional information below.

Material Rights

The Company has an Option pool in place for the grant of 700,000 options for Class A Common Stock, which were included in the total of 3,700,000 issued Class A Common Stock. To this date, the Company has not granted any such option.

2.3 Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.5 Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

Voting Proxy for shares issued in this Offering.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 2,000,000 outstanding.

Voting Rights

10 Votes Per Share

Material Rights

2.3 Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.5 Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.7 Change of Control Class B Vote. Until the first date on which the outstanding shares of Class B Common Stock represent less than twenty percent (20%) of the total voting power of the then outstanding shares of the corporation then entitled to vote generally in the election of directors, the corporation shall not consummate a Change in Control Transaction (as defined in Section 3 of this ARTICLE V) without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws.

2.8 Conversion of Class B Common Stock.

(a) Voluntary Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the corporation. Before any holder of Class B Common Stock shall be entitled to voluntarily convert any shares of such Class B Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names (i) in which the certificate or certificates representing the shares of Class A Common Stock into which the shares of Class B Common Stock are so converted are to be issued if such shares are certificated or (ii) in which such shares are to be registered in book entry if such shares are uncertificated. The corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the written notice of such holder's election to convert required by this Section 2.8(a), and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Section 2.8(a) shall be retired by the corporation and shall not be available for reissuance.

(b) Automatic Conversion. All shares of Class B Common Stock shall be automatically, without further action by any holder thereof, converted into an identical number of shares of Class A Common Stock at such date and time, or the occurrence of an event, specified by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares Class B Common Stock, voting as a separate class (a "Conversion Event"). Each outstanding stock certificate that, immediately prior to a Conversion Event, represented one or more shares of Class B Common Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The corporation shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of a Conversion Event and upon surrender by such holder to the corporation of the outstanding certificate(s) formerly representing such holder's shares of Class B Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder's shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock that is converted pursuant to this Section 2.8(b) of ARTICLE V shall thereupon be retired by the corporation and shall not be available for reissuance.

(c) The corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Certificate of Incorporation, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith. In connection with any action of stockholders taken at a meeting or by written consent (if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation), the stock ledger of the corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any such written consent and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

2.9 Reservation of Stock. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

2.10 Protective Provision. The corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Sections 2 this Article V (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws.

3. Definitions. For purposes of this Certificate of Incorporation:

"Change in Control Transaction" means the occurrence of any of the following events:

(a) the sale, lease, exchange, encumbrance or other disposition (other than licenses that do not constitute an effective disposition of all or substantially all of the assets of the corporation and its subsidiaries taken as a whole, and the grant of security interests in the ordinary course of business) by the corporation of all or substantially all of the corporation's assets; or

(b) the merger or consolidation of the corporation with or into any other entity, other than a merger or consolidation that would result in the Class B Common Stock of the corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its sole parent entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the corporation or such surviving entity or its sole parent entity outstanding immediately after such merger or consolidation.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more Class A Common Stock, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $248,000.00
  Use of proceeds: Building our prototype aircraft.
  Date: May 01, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $30.00
  Number of Securities Sold: 3,000,000
  Use of proceeds: Operations
  Date: September 14, 2018
  Offering exemption relied upon: 506(b)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $20.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Operations
  Date: September 14, 2018
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have 5 months of runway at our current burn rate. We plan on having 12 to 18 months of runway after we close this round of funding, depending on our staffing. We estimate that at minimum, another $1M is needed to become operational. This covers staffing, R&D materials, operational expenses, IP, and testing costs associated with bringing our first products to customers.

Foreseeable major expenses based on projections:

Major expenses are staffing and R&D materials for moving from a prototype level to a beta aircraft level.

Future operational challenges:

Future operational challneges include COGS for our product.

Future challenges related to capital resources:

We need to demonstrate more customer traction before raising our next round of capital.

Future milestones and events:

A sucessful beta program will be important to our suecess.

If we are able to raise the maximum amoount, we plan on being able to deliver beta level aircraft to custiomers withen a years' time.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company's main source of cash is from convertible SAFEs notes that are issued to investors and will convert to preferred stock at an equity event. As of today, September 24, 2019, the outstanding amount of SAFEs is $247,000. The company also received $15,000 in investment from its founders and has a credit card from Chase bank.that has an interest rate of 15.24% and an outstanding balance as of $0.00 as of today, September 24, 2019.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes we have other resources as mentioned above to continue at our current burn, but these resources will allow us to staff up and accelerate our progress.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from the campaign are necessary to the viability of the company.
If we raise our maximum, the funds raised would represent 75% of our cash-on-hand.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum $10,000, we will be able to operate through February (5 months). This is based on our current budget with 2 full time employees, 3 part time engineers, and our current development targets related to our NASA grant.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum goal we could operate for 12 months.
Salaries: $641,998
R&D Materials: $161,600
IP: $8,000

Demo Costs: $15,000
FAA Legal: $20,000
Operations: $102,400
Marketing: $500
Total: $949,498
Burn Rate: $79,125

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are waiting on a response for a grant $225,000 from the National Science Foundation (NSF) which we were invited to apply for. Also, we are currently executing a NASA Phase 1 SBIR $125,000 which will get us setup for a potential $750,000 Phase 2. We also have significant interest from several angel investors. We have interest from VCs as well, but they are more interested in Series A financing, rather than Seed.

Indebtedness

- **Creditor:** SAFE
  Amount Owed: $247,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2050
  As of today, September 24, 2019, the company has issued convertible SAFEs notes for a total amount $247,000. The SAFEs notes are expected to convert to preferred stock at an equity event. None of the SAFEs notes have converted to Equity as of today.

Related Party Transactions

- **Name of Entity:** David Adams
  Relationship to Company: Director
  Nature / amount of interest in the transaction: One of the company's founders, David Adams and his relative Terry Adams, are the holders of two convertible SAFEs notes in the total amount of $57,000 that will later convert to preferred shares at an equity event as mentioned previously.
  Material Terms: One of the company's founders, David Adams and his relative Terry Adams, are the holders of two convertible SAFEs notes in the total amount of $57,000 that will later convert to preferred shares at an equity event as mentioned previously.

- **Name of Entity:** Terry Adams
  Relationship to Company: Relative to co-founder David Adams

Nature / amount of interest in the transaction: One of the company's founders, David Adams and his relative Terry Adams, are the holders of two convertible SAFEs notes in the total amount of $57,000 that will later convert to preferred shares at an equity event as mentioned previously.

Material Terms: One of the company's founders, David Adams and his relative Terry Adams, are the holders of two convertible SAFEs notes in the total amount of $57,000 that will later convert to preferred shares at an equity event as mentioned previously.

Valuation

Pre-Money Valuation: $7,980,000.00

Valuation Details:

We examined the valuations and valuation caps of recent hardware companies raising reg CF.

X-Craft

Volaero

Aptera

Smartgurlz

Le Bread Express

Como Audio

Apex Farms

Rayton

Farm One

Sondors

Jetpack Aviation

Airspace Experiece Tech.

Then we weighted the valuations based on relavance to our industry. Finally, we applied the scorecard method and risk-factor summation method to that average and came up with valuations of $9.5M and $8.5M, respectively. We chose $8.55M which was rounded down from the lower of the two calculations. See uploaded file.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.80 we plan to use these proceeds as follows:

- *Marketing*
  50.0%
  We will use these funds to market our equity CF campaign with Start Engine's marketing group.

- *Research & Development*
  43.0%
  This will go toward development of our beta aircraft product. Uses include materials such as machined components and electronics.

- *StartEngine Platform Fees*
  7.0%
  This will go towards StartEngine platform fees.

If we raise the over allotment amount of $1,069,999.00, we plan to use these proceeds as follows:

- *Research & Development*
  17.0%
  R&D Expenses include all materials purchased to develop test equipment and materials purchased to build aircraft prototypes.

- *Company Employment*
  67.0%
  This will pay for 5 engineers with lower than average salaries (Bay Area). Engineers include the CEO (mechatronics), and cofounders (Hardware, Software), as well as a test engineer, and a mechanical / aerospace engineer.

- *Operations*
  7.0%
  Operations include, facilities, flight testing, transportation, accounting, legal, utilities, software, and lab equipment.

- *IP Legal*
  2.0%
  Patent development for additional IP. We will be filing IP for our clutch concept and our hybrid controls.

- *StartEngine Platform Fees*
  7.0%

This will go towards StartEngine platform fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://parallel.aero (https://parallel.aero/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/parallel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Parallel Flight Technologies, Inc.

[See attached]

PARALLEL FLIGHT TECHNOLOGIES, INC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

Parallel Flight Technologies, Inc.
Index to Financial Statements
(unaudited)

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Parallel Flight Technologies Inc.
Scott Valley, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Parallel Flight Technologies Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2018 and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
9/20/19

Marko Glisic, CPA

PARALLEL FLIGHT TECHNOLOGIES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2018
(unaudited)

ASSETS

Current Assets	
Cash and Cash Equivalents	182,295
Total Current Assets	182,295
Fixed Assets	
Computers	1,200
Equipment	1,130
Accumulated Depreciation	(30)
Total Non Current Assets	2,301
TOTAL ASSETS	**$ 184,596**

LIABILITIES & EQUITY

Current Liabilities	
Credit Cards	600
Accrued Liabilities	-
Total Current Liabilities	600
Long Term Liabilities	
Convertible Notes-SAFEs	173,000
Total Non Current Liabilities	173,000
Total Liabilities	173,600
Equity	
Common Stock, par value $0.00001 10,000,000 shares authorized, 5,000,000 issued and outstanding	50
Subscription Receivable	(50)
Additional Paid In Capital	15,000
Retained Earnings	-
Net Income	(4,004)
Total Equity	10,996
TOTAL LIABILITIES & EQUITY	**$ 184,596**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS
FOR INCEPTION (SEPTEMBER 10, 2018) TO DECEMBER 31, 2018
(unaudited)

		December 31, 2018
Revenue	$	-
Cost of Service		-
Gross Margin		-
Expenses		
Depreciation Expense		30
General and Administrative		3,363
Research and Development		811
Total Expense		4,204
Operating Income		(4,204)
Other Income		200
Other Expense		-
Income Tax		-
Net income	**$**	**(4,004)**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR INCEPTION (SEPTEMBER 10, 2018) TO DECEMBER 31,2018
(unaudited)

	Common Stock Class A		Common Stock Class B		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Stockholders' Equity
	Shares	Amount	Shares	Amount				
Inception (September 10, 2018)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of Founders Shares	3,000,000	30	2,000,000	20	(50)	-	-	-
Contribution	-	-	-	-	-	15,000	-	15,000
Distribution	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	(4,004)	(4,004)
Balance at December 31, 2018	3,000,000	30	2,000,000	20	(50)	15,000	(4,004)	10,996

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR INCEPTION (SEPTEMBER 10, 2018) TO DECEMBER 31, 2018
(unaudited)

		December 31, 2018
Cash flows from operating activities		
Net income	$	(4,004)
Depreciation		30
Total Adjustments to reconcile Net Cash Provided By Operations:		
Credit Cards		600
Net Cash Provided By Operating Activities:		**(3,374)**
Cash Flows from Investing Activities		
Fixed Assets		(2,331)
Net Cash Used in Investing Activities		**(2,331)**
Cash Flows from Financing Activities		
Convertible Notes-SAFEs		173,000
Contribution		15,000
Net cash received from financing activities		**188,000**
Net (decrease) increase in cash and cash equivalents		182,295
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	**$**	**182,295**
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	50

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Parallel Flight Technologies, Inc., was formed on September 10, 2018 ("Inception") in the State of Delaware. The financial statements of Parallel Flight Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scott Valley, CA.

Parallel designs heavy-lift, autonomous aircraft and based on our proprietary heavy-lift technology. Our aircraft and can lift more payload and fly for a longer duration than other competitive technologies. We are currently developing unmanned aircraft solutions for wildland firefighter to drastically improve firefighter safety and effectiveness. Parallel is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting our technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or

1	liabilities
	in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues primarily from the sale of aircraft, aircraft contracts, and aircraft service contracts to our initial customers that consist of federal, state, and municipal agencies tasked with wildland firefighting, as well as private contractors that provide wildfire services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Software Development Costs
The Company recognized software development costs based on the guidance of Accounting Standards Codification (ASC) 985, *Software*. The software has not reached technological feasibility, and therefore, the Company has expensed all costs incurred to date.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Notes- SAFEs
In 2018, the company received money from several investors in the form of SAFEs notes that will later be converted into Preferred Stock at an equity financing event. As of December 31, 2018, the outstanding principal amount of SAFE was $173,000. None of SAFEs were converted to Preferred Stock as of December 31, 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares consisting of 8,000,000 Class A Common Stock and 2,000,000 of Class B Common Stock with par value of $0.00001. As of December 31, 2018, 5,000,000 shares have been issued, of which 3,000,000 shares of Class A Common Stock and 2,000,000 of Class B Common Stock for a total consideration of $50.

NOTE 7 – RELATED PARTY TRANSACTIONS

One of the company's founders, David Adams and his relative Terry Adams, are the holders of two convertible SAFEs notes in the total amount of $57,000 that will later convert to preferred shares at an equity event as mentioned in note 3.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through September 20, 2019, the issuance date of these financial statements.

On January 25, 2019, the company issued a SAFE note in the amount of $5,000 to a certain investor.

On March 5, 2019, the company issued two SAFEs notes in the amount of $10,000 and $5,000 to two separate investors.

On March 25, 2019, the company issued a SAFE note in the amount of $5,000 to a certain investor.

On April 19, 2019, the company issued a SAFE note in the amount of $10,000 to a certain investor.

On May 2, 2019, the company issued a SAFE note in the amount of $10,000 to a certain investor.

On May 15, 2019, the company issued a SAFE note in the amount of $5,000 to a certain investor. None of the SAFEs have been converted to equity.

On August 19, 2019 the company received a Phase 1 SBIR Grant from NASA in the amount of $124,363 and will be providing services to NASA.

The company intent to raise funds through crowdfunding using StartEngine platform in the near future.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

 start engine

Start Investing   Get Funding   Sign In

This offering is not live or open to the public at this moment.

Parallel Flight Technologies

Saving lives, property, and the environment




⊘ Website   📍 Ben Lomond, CA   TECHNOLOGY

We've created patent-pending drone technology that will allow drones to carry heavy payloads for over two hours. This will make it ideal for use in fighting wildfires, search and rescue, and logistics missions. Our unmanned, autonomous aircraft open new possibilities for the safety of first responders and many other commercial applications.

$0.00 raised ⓘ

0	95
Investors	Days Left
$1.40	**$7.98M**
Price per Share	Valuation
Equity	**$294.00**
Offering Type	Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates[0]   Comments   ♡ Follow

Reasons to Invest

- Massive Market: Operating between 3 large industries. $87B Urban Air Mobility + $34B Commercial Drone + $10B Wildfire Suppression markets

- Strong Team: CEO is former Tesla Semi-Truck electrical engineering leader. Founding team has deep robotics experience from Verb Surgical, drone swarm work with the Navy, and machine vision expertise

- Great Product: NASA funded, 10X longer flight time with a heavy payload vs. existing technology for unmanned aircraft

"Heaviest lift and longest flight time ever."

THE PROBLEM

Today's drones can only carry a heavy load for 15 minutes

Electric drones can only fly for fifteen minutes when carrying a heavy payload. Existing gas-powered drones have the ability to fly longer, but can't carry heavy payloads. Ongoing and dangerous problems, like the wildfire crisis could seriously benefit from the use of drones, but need long flight-time and heavy-lift. The Department of the Interior, Forest Service, Navy and other agencies are actively looking for heavy lift solutions for wildfire and other applications, but the existing solutions are too limited in terms of flight duration and payload.

THE SOLUTION

Our new Parallel Hybrid drone can fly for hours with a heavy payload



Our new Parallel Hybrid technology is a 10X gain over existing solutions in terms of flight-time with a heavy payload. Our Parallel Hybrid system increases efficiency and eliminates a heavy generator component used in other hybrids. This means higher efficiency and more payload capability. Parallel hybridization is used in the automotive world, but has never been applied to drones, *until now.*



FLIGHT TIME (HRS) WITH HEAVY PAYLOAD
PARALLEL HYBRID
1.5
SERIAL HYBRID
1.0
ALL ELECTRIC

THE MARKET

$10B, $34B, and $87B Markets



$10B	$34B	$87B
Wildland Firefighting Market	Commercial Drone Market	Urban Air Mobility

The market for wildland firefighting is $10B in the USA, Canada, and Australia and is growing by around 10% per year.[1] The commercial drone sector is estimated to reach $34B by 2022.[2] And the Urban Air Mobility market should reach $5B by 2023, and $87B by 2035.[3] Our technology will have important verticals in all of these markets. In the commercial drone industry our technology will enable logistics missions, Beyond Visual Line of Sight (BVLOS), heavy sensor payloads, and long hover missions. In the Urban Air Mobility space, our technology will be ideal for developing air ambulances, which have been identified as a technology better suited to hybrid technology.

We will begin by fighting wildfires





Our initial market is wildland fire. Wildfires are an urgent public safety crisis that has been exacerbated by environmental problems. Every year, thousands become victims of wildfires and there is a constant search for new technology that will help combat these fires. Our drone technology will help firefighters by bringing them supplies such as tools, fuel, food, water, etc. while they are in the field. It will also be able to perform controlled burns, which is an important tool for fighting wildfires. Our aircraft will also be able directly drop water on spot fires when manned aircraft are grounded due to heavy smoke or during the night.

Move Supplies	Controlled Burns	Night Operations
Carry tools, fuel, water, food to firefighters	Remove fuels ahead of the fire to stop the spread	Fly at night and in heavy smoke when aircraft are grounded



Bringing tools, such as chainsaws, to firefighters in the field can save time so they don't have to hike back to basecamp.



Our unmanned aircraft can fly the equipment to a drop point and lower it to the ground with a winch.

OUR TRACTION

Hardware takes time, yet we've gone from a sketch to a working prototype in two years

In fall of 2018 we demonstrated our core principles with a proof-of-concept aircraft. In August 2019, we successfully demonstrated heavy lift capability and duration with our new prototype aircraft, which was incredibly exciting. We are currently being funded by a NASA Phase 1 SBIR, which will help us upgrade our aircraft for enhanced reliability. When this is complete it will be ready for joint exercise missions with several agencies interested in our products. We anticipate flying these missions in 2020.


©wei hwu

We are working directly with the unmanned systems programs within the Department of the Interior and Forestry Service. These organizations are interested in heavy lift unmanned aircraft for a number of missions. One mission of interest is controlled burns. Several pilots have tragically died over the years in these missions, so the agencies are beginning to use drones. However, they need longer flight times and heavier payloads - and that is where Parallel comes in. In 2018, the DOI flew over 10,000 drone missions and they are looking to increase their capability with heavy lift technology.[4][5] On the state side we are in conversation with Cal Fire, which is just beginning to develop its drone program. On the municipal level, we are working with LA City Fire. Parallel has letters of intent signed with companies for important applications such as search and rescue, controlled ignition, and invasive species removal.







FIRE IGNITION MANAGEMENT WITH DRONES
IGNIS
BY DRONE AMPLIFIED

HELICONIA GROUP

ISLAND CONSERVATION
Preventing Extinctions

RAVEN Environmental Services, Inc.
CONSULTING AND MANAGEMENT

WHAT WE DO

Our autonomous drones deliver heavy payloads with precision and speed

Our heavy-lift unmanned aircraft are programmed from a ground station, and then autonomously perform the mission. The aircraft can also be remote-controlled by a pilot. Because our technology greatly expands the flight-time and payload capability of drones, there are many use-cases including firefighting, agriculture, search-and-rescue, and logistics. Performing these missions autonomously will increase safety and reduce cost.



THE BUSINESS MODEL

We sell a high margin product, that generates recurring revenue

Parallel will make money by selling aircraft, aircraft contracts, and service contracts. Our initial customers will be federal, state, and municipal agencies tasked with wildland firefighting, as well as private contractors that provide wildfire services. Our initial aircraft product is anticipated to cost around $150,000 with a COGS of $80,000. Aircraft purchased outright will typically have a service plan associated with the aircraft. In addition to aircraft sales, customers can also contract aircraft on an Exclusive Use or Call When Needed basis. Both the aircraft sales (with service contract) and contract models are sources of recurring revenue for Parallel.



High Margin Hardware Product
+
Recurring Contracts and Service Plans

HOW WE ARE DIFFERENT

Heavy payloads with long flight times

Our systems are designed around heavy lift applications which go beyond carrying sensors. One of our greatest advantages is flight time while carrying a heavy payload. Most other drones can fly for 15 minutes with a heavy load; we can fly for hours. Our platform will also be less expensive than all-electric drones because of the large number of batteries they have to carry. Often users of all-electric platforms buy multiple battery sets, expensive charging systems, and generators, but our customers will not incur these costs.



electric (heavy load)
parallel hybrid
(heavy load)


.5
Payload / empty weight ratio
electric
electric
electric (light load)
serial hybrid
(medium+ load)
serial hybrid
(medium load)
parallel hybrid
(medium load)
fuel cell
(light load)
serial hybrid
(light load)
30min
1hr
1.5hr
2hr
3hr
4hr
Flight-time

Parallel provides the longest flight times at heavy payloads compared to other technologies

THE VISION

The future of heavy lift

In three years, we intend to be the premier supplier of heavy-lift unmanned systems for heavy-lift public safety applications, such as firefighting and search-and-rescue. We will also have pilot programs underway for adjacent markets such as ship-to-shore, remote logistics, and agriculture. In the future we plan our scaling our technology for the Urban Air Mobility market for applications such as air ambulances.


Agriculture
Logistics
Urban Air Mobility

OUR TEAM

Powertrain - Robotics - Machine Vision

CEO and co-founder Joshua Resnick led system architecture and electrical engineering for the Tesla Semi Truck program. Before moving to California, he led research for the State of Alaska developing hybrid commercial fishing boat technology. He has been building and flying RC planes and helicopters since he was 13. Our founding team has core competencies in the key areas: hybrid powertrains, drone operations, control theory, machine vision, and robotics. We bring experience from Tesla, Verb Surgical, and the Navy. We have brought in advisors related to our market, business development, and strategy.

advisors related to our market, business development, and strategy.



Our Values - A message from the CEO, Joshua Resnick

Dear Investor,

I am striving to build a company that reflects the values that my co-founders and I hold dear. We will do this by applying our technology to use-cases that save lives, property, and the environment.

Lives

Whether it is making firefighting safer and more effective, delivering supplies after a natural disaster, performing search and rescue, or bringing medical supplies to a remote village, our technology will save lives. This isn't about air-dropping burritos by drone - this is about applications that are life and death.

Property

Over the past twenty years wildfires have been getting steadily worse, but 2017 was a tipping point with the devastating fires in Santa Rosa and Ventura, CA. Then the 2018 fire season came. The "Camp Fire" destroyed the entire town of Paradise, CA - it killed 86 people and destroyed 18,804 structures. There was also the Mendicino Complex fire which burned almost half a million acres, making it the largest fire in California history. This is not to mention the massive wildfires in Greece, Alaska, Australia and the Amazon. Parallel is committed to developing new solutions to this worldwide problem.

Environment

Ok, I admit it. I am green at heart! That's why I spent 5 years developing energy

efficient power systems for fishing boats in Alaska, and that is why I joined Tesla in 2015 to lead the electrical engineering efforts for the Tesla semi truck. One of my core values is building technologies that reduce carbon emissions. So, why am I building a hybrid aircraft? Doesn't hybrid still mean petrol powered? In the case of firefighting, gasoline is the best option because it is already part of the firefighting supply chain. However, I am committed to carbon neutral fuels for all applications that are not life-critical.

I hope you will join us on this exciting journey to save lives, property, and the environment!

Sincerely,

Joshua Resnick, CEO - Parallel Flight Technologies

WHY INVEST

Our innovations have led to partnerships with NASA

In a short time period we have already created new technology and a working prototype. Our technology has expanded the performance envelope beyond the capability of competitive technologies. Because of this, we have been awarded a NASA SBIR, Phase 1 grant to continue prototype development. CEO, Joshua Resnick has a pending patent on the technology and will assign this IP to the company.



We have won awards in prestigious innovation competitions



We are bringing real innovation to pressing problems like wildfire and remote logistics. This is why we won the Arctic Innovation Competition, and why we have been accepted into the NSF iCorps program and the Launch Alaska Accelerator program.

We are engaging our customers and communities

We are engaging our customers and communities

Building new technology is hard. But getting that technology deployed in the field is harder. At Parallel we are passionate about getting the word out to customers and the community about our technology and mission. We are also dedicated to learning from our customers about their pain points and discovering how we can help.





We deeply value community involvement and support. We have been overwhelmed by the response from our family, friends, and community. At speaking events, conferences, or just in conversation - people have shown tremendous support for our company and mission.



Join us on our mission to save lives, property, and the environment.

Invest Now!

In the Press




Meet Our Team







Joshua Resnick

CEO and President

Joshua brings a passion for groundbreaking technology and years of hybrid and electric powertrain expertise to Parallel. Prior to Parallel, he led system architecture and electrical engineering for the Tesla Semi Truck program. Before moving to California, he led state-funded research for the State of Alaska developing hybrid electric commercial fishing boats. When he is not designing the future, Joshua enjoys flying RC helicopters and hiking with his family



David Adams

Hardware and Secretary of the Board

David began his career aboard nuclear submarines and is an engineer qualified officer. Following this, he supported Naval research into drone swarms. After leaving the Navy, David focused his career on robotic systems integration and design. He has worked in both the semiconductor fabrication field and in surgical robotics. When he is not designing heavy lift drones, David enjoys snowboarding and camping with family and friends.



Bobby Hulter

Software and Treasurer

Bobby has a broad background spanning physics as well as several engineering disciplines. His main focus has been on machine vision and software. He has applied these skills to industrial robotics systems for solar cell manufacturing. Bobby's primary job is engineering solar manufacturing robotics, he currently devotes 20 hrs per week at Parallel. He will be full time when we have raised sufficient funds. When he is not writing code for heavy lift drones, he enjoys camping with his family.





Mark Bathrick

Adviser

Mark is a Top Gun graduate and former test pilot for the Navy. He has 30+ years of UAS testing, acquisition, management, and operations experience. He is a recipient of the 2017



Kasey Krape

Adviser

Kasey brings experience from Tesla as a Senior Manager of Global Inside Sales, Global Customer Experience, and senior staff manager for Strategy and Business Development for the



Mike DelPrete

Adviser

Mike is an experienced entrepreneur having founded and successfully sold Agora Studios. Following this he led strategy and then became Head of Ventures for Trade Me. Today







recipient of the 2017 Commercial Drone Alliance Industry Heroes Award and was listed in 2018 by Commercial UAV News with the Top 7 Drone Visionaries.

Business Development for the Tesla Semi Truck program. She currently is a Sr. PM for Retail Operations and Global Product Launch at Apple.

of ventures for Trade Me. Today he is an advisor to tech companies worldwide.

Offering Summary

Company	Parallel Flight Technologies, Inc.
Corporate Address	1120 Sylvia Way, Ben Lomond, CA 95005
Offering Minimum	$9,998.80
Offering Maximum	$1,069,999.00
Minimum Investment Amount (per investor)	$294.00

Terms

Offering Type	Equity
Security Name	Class A Common Stock
Minimum Number of Shares Offered	7,142
Maximum Number of Shares Offered	764,285
Price per Share	$1.40
Pre-Money Valuation	$7,980,000.00

Voting Proxy for shares sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

Perks* and Investment Incentives

Silicon ($500+)

Parallel Flight T-Shirt

Aluminum ($1,000+)

Parallel Flight T-Shirt

Spectacular Parallel Flight Baseball cap

Lithium ($2,000+)

Parallel Flight T-Shirt

Spectacular Parallel Flight Baseball cap

2% Bonus Shares

Carbon ($5,000+)

Parallel Flight T-Shirt

Spectacular Parallel Flight Baseball cap

5% Bonus Shares

Titanium ($10,000+)

Parallel Flight T-Shirt

Spectacular Parallel Flight Baseball cap

Invitation to our Beta Aircraft Unveil event and dinner with our executive team. Exclusive access to live flight demonstration!

10% Bonus Shares

Graphene ($25,000+)

Parallel Flight T-Shirt

Spectacular Parallel Flight Baseball cap

Invitation to our Beta Aircraft Unveil event and dinner with our executive team. Exclusive access to live flight demonstration!

You get to load the drone with an object of your choice at the flight demo! Please keep the object (no children or animals) 50lbs or less!

15% bonus shares

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Parallel Flight Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $1.40 / share, you will receive 110 Class A Common Stock shares, meaning you'll own 110 shares for $140. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Parallel Flight Technologies to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

 I'm not a robot  reCAPTCHA
Privacy - Terms

Post

Press Inquiries











Legal

Terms of Use
Privacy Policy
Disclaimer
Annual Reports

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Joshua Resnick, CEO, Parallel Flight Technologies] In 2017 there were a number of really bad forest fires. There was a fire close to our home in the mountains of Santa Cruz and we were evacuating our family. Smoke is everywhere. Ash is falling. I'm packing up my children to leave...

After that fire I reached out to experts in the field and I learned the future of firefighting is unmanned systems.

Parallel Flight Technologies is a company built with the mission to use unmanned systems to save lives, property, and the environment. The technology that we've developed enables unmanned systems to fly longer and carry more payload than any other technology currently available. Our system combines the responsiveness of the electric motors of a drone with the power and duration of a combustion engine.

[Infographic][Flight Time (hrs) with heavy payload 3.7 Serial Hybrid 1.0, All electric 0.4]

And the result is a drone that can fly almost ten times longer than an electric drone, four times longer than the other type of hybrid drones when carrying a heavy payload so it's really totally new for the industry: heavy payload and long duration combined into a single system.

What we've come up with is really a general solution that can be used for a lot of different industries. We're starting with fire because it's a very, very critical need.

[Sevan Gerard, Firefighter, Los Angeles Area] Aerial firefighting has been shown to be a very effective way of making forward progress. However air operations are difficult to conduct, dangerous to conduct.

Manned systems can only fly during daylight hours in clear conditions. They can't fly at night, they can't fly when there's smoke inversions so we'll be able to fill in those gaps.

A lot of these fires take place in remote areas. We use gel to protect structures. There's only so much of it that we can carry with us. That would be a perfect example of how this unmanned aerial system would be able to bring large amounts of additional gel, maintain the supply of equipment, bring water to the fire, increase safety for the personnel. It changes our ability to fight the fire twenty-four hours a day.

My background is in powertrain systems. I developed the electrical architecture for the Tesla semi-truck.

[Kasey Krape, Adviser, Parallel Flight Technologies] Joshua and I worked together at Tesla and I saw him do a lot of things at Tesla that were impossible and he made them possible, so I thought if there's anyone who can really introduce something new to the industry, it's definitely him.

My other co-founders bring robotics experience, machine vision, and control systems to the table. The value proposition for Parallel Flight is beyond just the fire application. There's

agricultural application, ship to shore, remote logistics, bringing things to remote villages up in Alaska or other places like that. It opens up a whole new world of possibilities for unmanned systems.

I immediately realized that this was a game changer. The response from my field is incredibly positive. It's really an imperative that we find new solutions and I really strongly believe that this drone is one of those solutions.

The mission is exciting. The technology is also exciting. At the end of the day it's not just about making some cool technology. We know that it's going to have a big impact on people's lives.

[Parallel Flight Technologies

Save lives, property and the environment

Invest in Parallel]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Mr. Joseph Lesko
c/o Blackcastle Strategies, P.C.
4653 Carmel Mountain Road, Suite 308-83
San Diego, CA 92130

Dear Joseph Lesko,

We would like to convey our congratulations to you and Parallel Flight Technologies, Inc.. We hope you enjoy terrific success with your new company. Thank you for giving us the opportunity to serve you as your incorporator and Delaware Registered Agent. You are now our valued client and we want to increase your success in any way we can.

Name: **Parallel Flight Technologies, Inc.**
Date of Incorporation: September 10, 2018
Delaware file number: **7050611**   HBS Record ID Number: 375023

Enclosed is the Recorded Copy of your Certificate of Incorporation. Please review the information on the certificates and insert them in your corporate kit.

Please remember these three things in the future:

1. We must be made aware of any address changes. You may provide this information to us via email (mail@delawareinc.com) or phone (800-345-2677 ext. 6903). This will ensure that we remind you of the following two things:

2. Delaware franchise tax and report are due March 1st each year. If the tax and report are not filed at the State of Delaware by March 1st, a $200 late penalty plus 1.5% interest monthly will be imposed by the State of Delaware and your company will become delinquent. Failure to file the tax two years in a row will cause the company to become void.

3. Your annual registered fee of $50 is due on the anniversary month of your corporation. If the registered agent fee is not received by the due date, a $25 late penalty will be imposed. Failure to pay the registered agent fee within 3 months of the due date may lead to the loss of your registered agent, which could cause your company to become forfeit with Delaware.

We would like to thank you once again, and wish you the best of luck. You can help us by telling a friend or business associate about our services. We work hard to keep things simple for you and your associates when it's time to incorporate.

Sincerely,

Filing Department
Harvard Business Services, Inc.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:14 PM 09/10/2018
FILED 03:14 PM 09/10/2018
SR 20186576233 - File Number 7050611

PARALLEL FLIGHT TECHNOLOGIES, INC.

CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of the corporation is Parallel Flight Technologies, Inc.

ARTICLE II: AGENT FOR SERVICE OF PROCESS

The address of the corporation's registered office in the State of Delaware is 16192 Coastal Hwy. Lewes, DE 19958, County of Sussex. The name of the registered agent of the corporation at that address is Harvard Business Services, Inc.

ARTICLE III: PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("General Corporation Law").

ARTICLE IV: SOLE INCORPORATOR

The name and mailing address of the sole incorporator is:

Joshua Resnick
1120 Sylvia Way
Ben Lomond, CA 95005

ARTICLE V: AUTHORIZED STOCK

1. Total Authorized.

The total number of shares of all classes of capital stock that the corporation has authority to issue is 10,000,000 shares, consisting of: 8,000,000 shares of Class A Common Stock, $0.00001 par value per share ("Class A Common Stock") and 2,000,000 shares of Class B Common Stock, $0.00001 par value per share ("Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"). The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. Rights of Class A Common Stock and Class B Common Stock.

2.1 Equal Status. Except as otherwise provided in this Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

2.2 Voting Rights. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class A Common Stock and Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Certificate of Incorporation) of the stockholders of the corporation, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law. Except as otherwise expressly provided herein or required by applicable law, each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to ten (10) votes per share of Class B Common Stock held of record by such holder.

2.3 Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.4 Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.5 Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.6 Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share Class B Common Stock have ten times the voting power of any securities distributed to the holder of a share of Class A Common Stock, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.7 Change of Control Class B Vote. Until the first date on which the outstanding shares of Class B Common Stock represent less than twenty percent (20%) of the total voting power of the then outstanding shares of the corporation then entitled to vote generally in the election of directors, the corporation shall not consummate a Change in Control Transaction (as defined in Section 3 of this ARTICLE V) without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws.

2.8 Conversion of Class B Common Stock.

(a) Voluntary Conversion. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the corporation. Before any holder of Class B Common Stock shall be entitled to voluntarily convert any shares of such Class B Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names (i) in which the certificate or certificates representing the shares of Class A Common Stock into which the shares of Class B Common Stock are so converted are to be issued if such shares are certificated or (ii) in which such shares are to be registered in book entry if such shares are uncertificated. The corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the written notice of such holder's election to convert required by this Section 2.8(a), and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Section 2.8(a) shall be retired by the corporation and shall not be available for reissuance.

(b) Automatic Conversion. All shares of Class B Common Stock shall be automatically, without further action by any holder thereof, converted into an identical number of shares of Class A Common Stock at such date and time, or the occurrence of an event, specified by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares Class B Common Stock, voting as a separate class (a "Conversion Event"). Each outstanding stock certificate that, immediately prior to a Conversion Event, represented one or more shares of Class B Common Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The corporation shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of a Conversion Event and upon surrender by such holder to the corporation of the outstanding certificate(s) formerly representing such holder's shares of Class B Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder's shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock that is converted pursuant to this Section 2.8(b) of ARTICLE V shall thereupon be retired by the corporation and shall not be available for reissuance.

(c) The corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Certificate of Incorporation, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith. In connection with any action of stockholders taken at a meeting or by written consent (if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation), the stock ledger of the corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any such written consent and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

2.9 Reservation of Stock. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

2.10 Protective Provision. The corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Sections 2 this Article V (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws.

3. Definitions. For purposes of this Certificate of Incorporation:

"Change in Control Transaction" means the occurrence of any of the following events:

(a) the sale, lease, exchange, encumbrance or other disposition (other than licenses that do not constitute an effective disposition of all or substantially all of the assets of the corporation and its subsidiaries taken as a whole, and the grant of security interests in the ordinary course of business) by the corporation of all or substantially all of the corporation's assets; or

(b) the merger or consolidation of the corporation with or into any other entity, other than a merger or consolidation that would result in the Class B Common Stock of the corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its sole parent entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the corporation or such surviving entity or its sole parent entity outstanding immediately after such merger or consolidation.

ARTICLE VI: AMENDMENT OF BYLAWS

The Board of Directors of the corporation shall have the power to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation.

ARTICLE VII: MATTERS RELATING TO THE BOARD OF DIRECTORS

1. Director Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the

corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation.

2. Board Vacancies. Any vacancy occurring in the Board of Directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall (unless (a) the Board of Directors determines by resolution that any such vacancy or newly created directorship shall be filled by the stockholders or (b) otherwise required by applicable law) be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been elected expires or until such director's successor shall have been duly elected and qualified.

3. Vote by Ballot. Election of directors need not be by written ballot.

ARTICLE VIII: DIRECTOR LIABILITY; INDEMNIFICATION

1. Limitation of Liability. To the fullest extent permitted by law, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

2. Indemnification. The corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

3. Change in Rights. Neither any amendment nor repeal of this ARTICLE VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this ARTICLE VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX: CHOICE OF FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the corporation's Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the corporation's Certificate of

Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE IX.

ARTICLE X: AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation.

I, the undersigned, being the sole incorporator hereinabove named, for the purpose of forming a Corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein are true, and accordingly have hereunto set my hand August 31, 2018.



Joshua Resnick, Sole Incorporator

HARVARD BUSINESS SERVICES, INC.

www.delawareinc.com ✪ 16192 Coastal Highway, Lewes, Delaware 19958
E-mail: info@delawareinc.com ✪ Tel: 302-645-7400 // 800-345-2677, ext. 6911

Did you know we offer many services other than formation/registered agent services? Below is a description of some of our popular services:

Foreign Qualification:
Many companies choose Delaware as their State of formation to take advantage of the strong corporate law structure but they do not actually do business in the State of Delaware. If your business will operate in a State other than the State of Delaware, a foreign qualification filing will typically be required. This filing allows a company to transact business in a jurisdiction other than where it was formed. Since every State has their own requirements to foreign qualify, let HBS take care of this detail for you.

Good Standing Certificates (Also known as Certificates of Existence):
A certificate of good standing may be required by many different parties, such as banks or different States. We can obtain a good standing from the State of Delaware for you from the State of Delaware. You may place the order online, www.delawareinc.com/gstanding or contact us by email, phone or fax.

Tax ID Service:
We can obtain the Federal Tax Identification Number for your Delaware Corporation or LLC. The Federal Tax Identification Number, also known as a company's "EIN", is mandatory for opening US bank accounts, obtaining loans, hiring employees, or conducting business in the United States. Our service eliminates the hassle of dealing with the IRS.

Mail Forwarding Services:

Virtual Office Mail Forwarding & Telephone
Our best Mail Forwarding package includes the authorization to use our address as your mailing address as well as your own Delaware telephone number. We will scan all of your incoming mail and email it to you. You will receive a Delaware phone number (302 area code) that will automatically be forwarded to any domestic phone number you provide so that your clients may contact you.

Basic 6 & Basic 25 Mail Forwarding
Pay for 6 or 25 email scans to be used as needed. We scan each piece of mail received, email it to you and hold the physical mail for one (1) week. Within that timeframe, you can request to have the mail sent to you. After one (1) week, the mail is securely shredded on site. As long as your company is active under our Delaware Registered Agent service, there is no time limit as to when you can use your scan credits.

Airplane & Yacht Mail Forwarding
Use our address to receive Federal Aviation Administration (FAA) Aircraft and/or Department of Natural Resources (DNREC) Boat Registrations. We will scan your mail, email it to you and physically forward registrations to your address on file.

You may place the order online at: www.delawareinc.com/ourservices/mailfwd

Many of our other services can be found on our website: www.delawareinc.com/ourservices. To initiate any of the above services, please call 1-800-345-2677 ext. 6911 or 302-645-7400 ext. 6911. You may also send an email request to info@delawareinc.com.



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

ACCOUNT:

Mr. Joseph Lesko
c/o Blackcastle Strategies, P.C.
4653 Carmel Mountain Road, Suite 308-83
San Diego, CA 92130

September 12, 2018

RECEIPT:

Delaware Formation Services for:

Parallel Flight Technologies, Inc.
Delaware Division of Corporations file # 7050611
Record ID # 375023

Incorporation $239.00

AMOUNT PAID: $239.00

PAID IN FULL

*** Keep this receipt for your records ***